Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following is a list of responses to frequently asked questions regarding Marriott International’s proposed merger with Starwood Hotels & Resorts Worldwide for use by Marriott International representatives:

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Solar/Mars Q&A: Internal Use Only; Not for Distribution

MARRIOTT ASSOCIATES & CULTURE

#	QUESTION	ANSWER
1	Why are we merging with Starwood?	The driving force behind this transaction is growth. This is an opportunity to create value by combining the scale and capabilities of Marriott and Starwood to enhance competitiveness. As part of this growth, we can bring together two of the most trusted and talented teams in the industry. Together, they will combine their innovative ideas and commitment to service to deliver unforgettable guest experiences.

2	Whenever you bring two big companies together like this, there are synergies that may result in job eliminations. Are Marriott associates at risk? Will I need to repost for my job if my area is reorganized?	We do not anticipate any impact to positions serving customers at our properties. It’s too early to know exactly how the companies will come together at an above-property level or any potential impact to particular positions. But as you know from the company’s history, if a decision is made

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that a part of the organization needs to be restructured post-merger, we will make sure that the process is fair and that associates have equal access to job opportunities. One thing we do know: The combined organization will offer a breadth of opportunity across 30 brands and 100 countries.

3	Is it ok for me to reach out to my counterpart at Starwood?	No. Until the transaction closes, the two companies must continue to operate as separate companies, including continuing to compete where they would compete prior to the transaction. If you feel that there is a need for you to communicate with a counterpart at Starwood about something in relation to the transaction or post-closing integration, please contact the Law Department and you will be given further guidance.

4	We talk a lot about Marriott’s culture as a competitive advantage. Won’t this acquisition dilute that culture?	Not in the least. Based on our past experience with acquisitions and other significant organizational changes, Marriott’s culture will be a significant force behind the successful integration of the two organizations. Our culture is defined by deeply ingrained core values (Putting People First, Embracing Change, Acting with Integrity, Pursuing Excellence and Serving our World) that have withstood the test of time and transcended cultures across the world. It is one of the major reasons why we have become such a successful global company. Our merger plan significantly emphasizes culture and its importance in welcoming our Starwood colleagues.

GENERAL

#	QUESTION	ANSWER
1	You talk a lot about Marriott’s culture as a competitive advantage. Won’t this acquisition dilute that culture?	Not in the least. Based on our past experience with acquisitions and other significant organizational changes, Marriott’s culture will be a significant force behind the successful integration of the two organizations. Our culture is defined by deeply ingrained core values (Putting People First, Embracing Change, Acting with Integrity, Pursuing Excellence and Serving our World) that have withstood the test of time and transcended cultures across the world. It is one of the major reasons why we have become such a successful global company. Our merger plan significantly emphasizes culture and its importance in welcoming our Starwood colleagues.

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2	How do you plan on maintaining your culture and bringing it into Starwood brands?	The enduring nature of our culture stems from the simplicity of its most central tenet: Put People First. Our history has shown that exceptional customer experiences start with a sincere interest in the well-being of associates and a passion for providing a great employment experience. We believe that Marriott’s culture has much to offer Starwood associates and its wonderful brands. Our merger integration plan will ensure that we leverage the best that Marriott has to offer, while preserving, the uniqueness and value of Starwood brands.

3	Will the antitrust review this deal?	U.S. antitrust authorities and some foreign regulators may review the transaction. We will work with them to address any concerns they may have.

4	Will this affect the Interval International purchase of SVO?	The deal will not close until after the spin-off of SVO and sale to Interval Leisure Group are complete.

5	How will the spin-off of the timeshare business be handled in the sales price?	The merger consideration assumes the SVO spin-off and merger is completed prior to the Marriott/Starwood merger.

6	Are there issues with you receiving royalty fees from both MVW and SVO?	The royalty streams relating to MVW and SVO are for different brands and do not overlap. To the extent there are any issues in the separate license agreements for Interval and MVW, we will discuss them with our timeshare licensees prior to closing and seek mutually beneficial solutions.

7	Do you expect lawsuits from owners?	Marriott has excellent relations with its owners, and multiple outlets for owner feedback which we will draw upon. That said, there is a risk of lawsuits with every merger transaction.

8	How will unions react?	Both Marriott and Starwood have constructive relationships with the unions representing their employees. Marriott plans to continue this approach.

9	When do you expect the transaction to close?	The transaction is subject to shareholder approval on both the Marriott and Starwood side as well as other regulatory approvals domestically and internationally. We expect the transaction to close in mid-2016.

10	What is the risk to closing?	There are always closing risks, particularly related to shareholder and regulatory approvals. We think the closing risks in this transaction are manageable.

11	Is there a break-up fee? Under what conditions would this be paid?	Yes, if Starwood selects a higher unsolicited bid, we will be paid a break-up fee of $400 million. By law, the Starwood board of directors must retain the flexibility to consider superior unsolicited offers to buy or merge with Starwood.

12	How many properties, rooms and brands will the combined company be?	Marriott and Starwood combined will create the world’s largest hotel company with over 5,500 properties with 1.1 million rooms in more than 100 countries across 30 brands worldwide and we will have the ability to meet the varied needs of travellers whatever their purpose and wherever they are in the world.

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BRANDS

#	QUESTION	ANSWER
1	How does the combination of Starwood’s and Marriott’s brands add value?	This combination of portfolios does fill in several gaps in both portfolios. Broadly speaking, Marriott International has a very strong presence in the select service segments (CFRST), convention/resort hotels and greater international presence, as well as in the luxury segment with Ritz-Carlton and JW Marriott. Marriott also has a very strong development and OFS organization with owner/franchise loyalty. Starwood, on the other hand, has a longer track record in the lifestyle space, so together we are very complementary.

2	Will you continue Starwood’s strategy for Sheraton? If not, how would you fix Sheraton?	We are evaluating several options for this brand.

3	Will you keep all of Starwood’s brands?	Our integration plan will evolve as we approach closing the transaction, but at this point we anticipate little change in Starwood’s brand line-up.

4	Will you add “by Marriott” to any of the Starwood brands?	Our integration plan will develop as we approach closing the transaction. We have not reached a conclusion on this point.

5	There are only two Tribute hotels. Will you keep that brand?	We expect little change in Starwood’s brand line-up, but will evaluate after closing.

6	Will you merge Luxury Collection and Autograph?	Luxury Collection is a collection of 5-star hotels and Autograph Collection is a collection of 4- and 5-star hotels. We don’t expect to “merge” the brands but may choose to market the brands together.

7	Will you continue to develop the Aloft and Element brands?	Yes, we are very excited about the potential for these brands in the lifestyle space for which Starwood has a deservedly strong reputation. Additionally, Marriott International has a very strong and successful record in the select service and extended-stay space and we will draw upon our capabilities to bring these brands to the market in a big way. We will do the same to grow these brands.

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OPERATIONS

#	QUESTION	ANSWER
1	How much do you expect to save on G&A and in what year will G&A stabilize?	We expect to realize at least $200 million of cost synergies and we believe that they will be in place in the second year after the transaction closes.

2	Where do you expect to cut G&A?	There are opportunities to achieve synergies throughout the organization.

3	How long will it take to fully integrate the two companies?	We will be working on the integration plan between signing and closing, but in mergers of this type it is safe to assume that the full integration process will take at least two years after closing. We will identify key items that can be accomplished first once the transaction closes and will do them as quickly as we can.

4	How compatible are your systems?	Marriott and Starwood operate under a number of separate systems. We will integrate Starwood into Marriott’s systems at the corporate level but maintain separate systems for the hotels.

5	Many of Starwood’s brands have lower RevPAR indices than your brands. What is your plan for raising them?	With greater distribution across price points, marketing integration and higher guest satisfaction, we should see improvement in RevPAR index for the Starwood brands.

6	Marriott has said that they hope a competitor buys Starwood as it would disrupt them for a few years. So, won’t this disrupt you for a few years?	Marriott has a proven track record, including very recent experience, of integrating acquisitions (e.g., AC, Gaylord, Protea, and Delta) and achieving synergies. Some of our highest performing brands came from acquisitions (e.g., Residence Inn, Ritz-Carlton). The way our two organizations map to each other is highly suggestive of minimal business disruption. To minimize disruption and enable us to continue to successfully manage the Marriott International business without distraction, we have set up a cross functional merger team whose job it will be to plan the integration of the two businesses.

7	When do you expect to be running stabilized operations?	We’ve learned to integrate acquisitions using a phased approach, which will vary by area/discipline/program/platform. As a result, some areas will be up and running faster than others. A two-year timeframe for “everything” to be in place is probably reasonable.

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CUSTOMER/SALES

#	QUESTION	ANSWER
1	Will you merge your loyalty programs?	Marriott Rewards and Starwood Preferred Guest are the two most recognized hotel loyalty programs. Our programs and portfolios complement each other well and we intend to draw upon the best of both programs to provide more value for our guests and hotels. We will be studying the integration of the programs and talking to key stakeholders prior to making final decisions.

2	What kind of leverage does this give you with intermediaries?	We have strong relationships with our distribution partners and will continue to work closely with them in the future. This deal is intended to create shareholder value and growth opportunities, and we look forward to working with our distribution channels to achieve these goals.

3	Will you transition the Starwood sales organization to your U.S. sales model (e.g., Sales Transformation)? If so, how long would that take?	We plan to look at a range of options. We believe our U.S. sales model could be beneficial to certain of Starwood’s customer and brand segments. Combining sales forces would improve efficiency and increase competitiveness. We will be reviewing options relative to business integration over the coming months.

4	Will you keep Rewards or SPG?	Marriott Rewards and Starwood Preferred Guest are the two most recognized hotel loyalty programs. Our programs and portfolios complement each other well and we intend to draw upon the best of both programs to provide more value for our guests and hotels. We will be studying the integration of the programs and talking to key stakeholders prior to making final decisions.

5	How will Marriott ensure Rewards or SPG members don’t lose value depending on which program is kept?	Marriott and Starwood have strong brands and strong brand loyalty; we wouldn’t be combining if we didn’t believe that. We want to build on that trust and draw upon the benefits of this transaction to deliver even more value in the future.

6	Your loyalty programs each have deals with different partners (Chase/Amex, United/Delta). Will those partnerships continue until they expire or will you be able to negotiate new deals as a result of the acquisition?	We will be undertaking a thorough review of all partners and contracts to determine what is in the best interest of our members and hotels consistent with our agreements with those partners.

7	When will Starwood hotels be available on Marriott.com?	We cannot operate as a single company until after the transaction closes. We will have more information as we get closer to the closing of the transaction.

8	Will mobile check-in and check-out be offered at all Starwood properties?	This could be an area of synergy since all Marriott Hotels brand properties currently have mobile check-in/check-out.

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9	Starwood is already piloting keyless entry. Will Marriott continue with that initiative?	Marriott is already pursuing this strategy.

10	We have negotiated special corporate rates with both companies. Will those rates still be honored?	Until closing, we are operating as two separate companies, so it is business as usual. When we are able to negotiate as a single company, we will provide great service and value to our customers.

11	Will my dedicated salesperson change?	Until closing, we are operating as two separate companies, so it is business as usual.

12	When will my contact at Marriott be able to sell Starwood hotels?	No sales activity can be discussed or occur until after we receive regulatory clearance and the transaction closes.

13	I have points with Starwood/Marriott. Will I lose them?	No, more details will be available later, but we expect loyalty program members will benefit from the combination.

14	I have reservations at a Starwood-brand hotel next month; will I still have my reservation?	Yes.

15	Will Marriott be extending its centralized pricing process for business transient (BT) accounts to include Starwood hotels?	We are not in a position to make any changes until the deal closes. Until the close of the transaction, Marriott and Starwood must and will operate independently. After closing, we will review both companies’ processes and seek to integrate wherever possible for the benefit of our customers.

16	Are there any technical issues with respect to joining the two loyalty programs?	As part of the integration, we will analyze where opportunities exist to integrate technology platforms.

17	Would SPG members be able to receive Marriott Rewards benefits right away?	We expect that loyalty program members will benefit from this combination, but we don’t have any details at this time.

OWNERS

#	QUESTION	ANSWER
1	Will Starwood owners now have a Marriott contact to answer questions as the deal progresses?	Marriott has excellent relations with its owners and will leverage the account management organization and structure to extend its reach to the Starwood owners once the transaction closes. Until then, Starwood owners should contact Starwood with any questions. Upon closing, we’ll reach out to owners with details about their go forward contacts.

2	Why should owners like this deal?	A larger footprint brings economies of scale, from which both Marriott and Starwood owners will benefit. We will take the best of both companies.

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3	How much of your owner base overlaps with Starwood’s?	It is still early in the process, but we have discovered in our initial review of ownership information that of the largest Starwood owners a significant number are Marriott owners as well. We are looking forward to forging new relationships with those Starwood owners, franchisees and third party managers that may not currently work with Marriott.

4	Will owners receive an economic benefit from this deal?	A larger footprint brings economies of scale, from which both Marriott and Starwood owners will benefit. We will take the best of both companies.

5	What is the geographical overlap between the two companies?	The companies are complementary in many respects. For example, Starwood has greater penetration in full service internationally than Marriott, which has more penetration than Starwood in North America in limited service brands.

6	Are there markets where you will have an outsize share of the market?	The hotel business remains very fragmented with a wide variety of brands at varying price points, and dissimilar service levels. Pricing decisions are made at the property level, frequently by arms-length franchises. We do not believe we will have an outsized share.

7	How will this acquisition change the value proposition for new owners?	New owners will have “one stop shopping” for 30 of the industry’s highest performing brands, working with a company known for execution, and the power of the combined global commercial platform with significant economies of scale.

8	Will Starwood owners have the ability to terminate contracts as a result of the deal?	No, almost all contracts have a merger & acquisition exclusion. Even for the few that have an ability to terminate, we hope Starwood owners see the transaction as a positive.

9	As Starwood contracts expire, do you expect to lose owners who won’t want Marriott’s more rigid deal terms? If so, how big could that loss be?	We expect owners to see the benefits of Starwood becoming part of the Marriott system – including significant economies of scale – and, as a result, be quite happy to extend contracts which likely yield higher profitability.

10	We are currently negotiating a new contract with Starwood. Who should we deal with going forward?	Until closing, we are operating as two separate companies, so it is business as usual. You should deal with your contact at Starwood. And, until after closing, please do not have further communications with Marriott about the terms of your negotiations with Starwood.

11	Will you be changing the brand standards on Starwood properties?	Integration will require a phased approach. Brand standards will definitely be an area that is reviewed and, where needed and appropriate, changes made. We are continuously reviewing and updating brand standards for our existing portfolio.

12	Will hotels currently under construction under Starwood brands continue with those brands?	Until closing, we are operating as two separate companies, so it is business as usual. And even after closing, we don’t anticipate any significant branding changes for hotels in the development pipeline at this time.

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13	Should we expect a change in costs or services?	Many of the synergies to be achieved should benefit the hotels.

14	When will Starwood properties be migrated to Marriott’s OTAs contracts and when will Starwood properties be available on TripAdvisor Instant Booking?	We will work with each of our distribution channel partners to define the transition plan on a case-by-case basis. Our goal is to do this as efficiently and appropriately as possible.

15	What is your plan for the owned hotels?	Starwood is proceeding with its previously announced strategy to sell hotels and take back long-term management agreements. We would expect to continue this strategy after the merger, but will evaluate each situation on a case-by-case basis.

DEVELOPMENT

#	QUESTION	ANSWER
1	Will this put you at a competitive disadvantage for signing new deals given the disruption it’s likely to cause?	No, to the contrary. We expect the combination of our systems, sales engines, distribution and loyalty programs can only make our brands more attractive to owners, lenders and investors, after the merger.

2	Do you have to honor the deals in the Starwood pipeline that are not under construction?

We anticipate continuing with all of the projects subject to signed deals in Starwood’s pipeline at the time of acquisition.

Starwood will continue to operate its development organization separately until the merger closes.

3	How do Starwood’s deal terms differ from yours and is there the potential to deflag hotels with more lenient terms?	Until closing, we are operating as two separate companies, so it is business as usual. Accordingly, at this point we are not in a position to comment on Starwood’s contract terms.

4	Do Starwood’s contracts have lower management/franchise fees or more significant ramps?	Until closing, we are operating as two separate companies, so it is business as usual. Accordingly, at this point we are not in a position to comment on Starwood’s contract terms.

5	Are Starwood’s territorials broader than yours and could it affect your ability to grow in certain markets?	We do not believe that either company’s existing agreements will impede our ability to grow as a combined company in any meaningful way.

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6	Won’t this combination lower your growth as a % of distribution?	While Starwood has had slower unit growth than Marriott over the last few years, we see great potential to accelerate the growth of the combined portfolio of brands.

7	Where you have competing brands in the chain scale, why would owners choose Starwood brands given their lower market share? Simply because they can’t have the Marriott brand?	Branding decisions for a new hotel depend on many factors, including competitive position in a market – not necessarily on nationwide averages for a particular brand. Also, we believe many of the combined company’s brands, even within the same chain scale will be positioned distinctly, and will appeal to different consumer preferences in product and style.

8	Will developers sell all brands after the merger?	At this point, we have not made any decisions about changing how we develop new hotels after the merger. Our approach to development is generally tailored by geography, taking into account the scope of our brand portfolio and differences in scale. Until the merger is completed, it’s business as usual.

MEDIA

#	QUESTION	ANSWER
1	Who will be CEO of the combined company?	Arne Sorenson will be CEO of the combined company.

2	Where will the company be headquartered?	Bethesda, Maryland.

3	Does this deal impact Marriott’s thinking about its new headquarters?	We are continuing to review our headquarters space needs – a process that includes everything from renovation of existing space to relocation to a new building. Of course we will take changing business considerations in to account as this process moves forward.

4	How many headquarters employees does Marriott International have currently and will you expect that to increase post-merger?	Marriott International has over 3,000 headquarters and satellite headquarters associates based in Bethesda, Md., and the surrounding area. We will take the next several months to determine staffing needs as a result of this merger.

5	It sounds like you might keep a lot of people in Stamford, CT at the Starwood headquarters. Is that right? What will happen to the Starwood headquarters?	We’ll be looking at all these issues over the coming months, but don’t have anything specific to announce at this time.

6	What will the combined company be called?	The company will retain the Marriott International name.

7	Will the company still trade on the NASDAQ?	Yes, Marriott International will still trade on the NASDAQ under the ticker symbol MAR.

8	Over the summer you made it fairly clear that you were not interested. What changed?	We review potential transactions based on our long-term business strategy, availability and economics. This is a tremendous opportunity that, over time, met the criteria for us to seriously consider. We’re delighted with the result.

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9	Is this a defensive move?	No. This deal presents a unique opportunity to merge two of the leading players in the industry, and make the combined company even more competitive.

10	What do you think Hilton will do? Doesn’t this pressure them?	We’ve done what we believe will serve our companies well. We can’t offer an opinion on what others will do.

11	How much do you expect to spend in transaction and transition costs?	We expect to spend an amount appropriate for the size of the transaction. We have estimated the specific transaction costs, combined for both parties at between $100M and $150M. We will detail anticipated transition costs relating to achieving synergies and integrating systems over the coming months leading up to the closing.

12	Marriott has said that they hope a competitor buys Starwood as it would disrupt them for a few years. So, won’t this disrupt you for a few years?	While some disruption is inevitable, we believe it will be short-lived. The economics of transaction are attractive. Marriott has a proven track record, including very recent experience, of integrating acquisitions (e.g., AC, Gaylord, Protea, and Delta) and achieving synergies. Some of our highest performing brands came from acquisitions (e.g., Residence Inn, Ritz-Carlton). The way our two organizations map to each other is highly suggestive of minimal business disruption. To minimize disruption and enable us to continue to successfully manage the Marriott International business without distraction, we have set up a cross functional merger team whose job it will be to plan and execute the integration of the two businesses.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual

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Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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